SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED
DECEMBER 31, 2015

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis
The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the years ended December 31, 2015 and 2014. This report is dated March 24, 2016 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2015 and 2014, the Company’s Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.  Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net.  As the Company has no operating project at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings.  All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed.

The accompanying consolidated financial statements for the year ended December 31, 2015 and the comparative year ended December 31, 2014 have been prepared by the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Company Overview
Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price.  The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own.  The Company will either sell projects or participate in joint ventures towards production with major mining companies.  During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Seabridge’s principal projects include the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia and the Courageous Lake property located in the Northwest Territories. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

Selected Annual Information

Summary operating results ($000's- except per share amounts)	2015	2014	2013
Corporate and administrative costs	(9,410)	(14,091)	(11,831)
Other income - flow-through shares	2,907	7,489	6,256
Gain on disposition of mineral properties	1,000	2,489	2,006
Impairment of mineral properties	(350)	(2,437)	-
Impairment of investments	(891)	(1,236)	(4,579)
Income taxes	(2,700)	(5,899)	(5,960)
Other	378	662	459
Net loss	(9,066)	(13,023)	(13,649)
Basic loss per share	(0.18)	(0.27)	(0.30)
Diluted loss per share	(0.18)	(0.27)	(0.30)

Summary balance sheets ($000's)	2015	2014	2013
Current assets	20,134	16,282	33,390
Non-current assets	280,393	262,074	236,987
Total assets	300,527	278,356	270,377
Current liabilities	2,373	4,743	8,481
Non-current liabilities	16,170	13,779	8,141
Equity	281,984	259,834	253,755
Total liabilities and equity	300,527	278,356	270,377

Results of Operations
The net loss for the year ended December 31, 2015 was $9.1 million or $0.18 per share compared to a net loss of $13 million or $0.27 per share for 2014.

In both 2015 and 2014, the most significant expenses contributing to net loss were corporate and administrative costs, and in particular, stock based compensation. Impairment of investments and mineral properties and income taxes also contributed to the loss but to a lesser degree in 2015 than in the comparative year. Offsetting some of these expenses were the recognition of gains on the disposition of mineral properties and other income relating to the amortization of flow-through share premiums, obtained in financings completed in 2014 and the current year. These items are discussed further below.

In 2015, corporate and administrative expenses decreased significantly from $14.1 million in 2014 to $9.4 million in the current year representing a 33% decline. The majority of the decline resulted from a $6.0 million (62%) decrease in non-cash stock-based compensation. The fair value of stock options, granted in 2014, and restricted share units (RSU), granted at the end of 2013 and in 2014, were amortized over a shorter service period and the majority of those costs were recognized in 2014, prior to the start of the current fiscal year, resulting in a higher expense in the comparative year. Cash compensation, however, increased from $2.5 million, in 2014 to $3.5 million or 40% in the current year, reflecting the award of bonuses to management and the impact of a strengthened US versus the Canadian dollar on US denominated salaries. Other corporate and administrative costs increased marginally over the comparative year as the Company continued to source a joint venture partner for KSM. Stock-based compensation is not expected to increase in 2016 as the fair value of unamortized stock-based compensation as at December 31, 2015 is $2.5 million.

The following tables illustrate the Company’s stock option and RSU grants positions:

Options granted (000's except number of options and exercise prices)	Number of options	Exercise price	Grant date fair value	Expensed prior to 2014	Expensed in 2014	Expensed in 2015	Remaining balance to be expensed
December 20, 2010	950,000	29.75	12,363	12,082	281	-	-
June 29, 2011	50,000	27.39	583	459	124	-	-
June 27, 2012	100,000	14.70	839	703	136	-	-
September 11, 2012	180,000	17.32	1,749	1,345	404	-	-
December 12, 2012	165,000	17.52	1,487	1,019	468	-	-
March 3, 2013	705,000	12.60	2,577	1,226	1,335	16	-
June 5, 2013	100,000	12.91	724	257	361	106	-
December 19, 2013	50,000	8.00	239	9	230	-	-
March 24, 2014	700,000	10.36	2,959	-	2,959	-	-
June 24, 2014	50,000	9.72	223	-	223	-
April 27, 2015	475,000	9.00	1,414	-	-	895	519
December 21, 2015	365,000	11.13	1,959	-	-	803	1,156

					6,521	1,820	1,675

RSUs granted (000's except number of RSUs)	Number of RSUs	Grant date fair value	Expensed in 2013	Expensed in 2014	Cancelled in 2015	Expensed in 2015	Remaining balance to be expensed
December 19, 2013	235,000	2,267	84	2,059	(24)	100	-
December 9, 2014	272,500	2,624	-	1,099	-	1,184	341
December 31, 2015	94,000	1,046	-	-	-	542	504
		5,937	84	3,158	(24)	1,826	845

The Company implemented the RSU plan in late 2013 and has granted a total of 601,500 RSUs to certain non-director, key management personnel. Pursuant to that RSU Plan, the Board of Directors has the authority to grant RSUs, and to establish terms of the RSUs including the vesting criteria and the life of the RSU, which is not to exceed two years. The RSUs are exchanged for shares of the Company upon the vesting criteria being met. The fair value of the grants, of $5.9 million, was estimated as each grant date. The expected service periods vary from one to eighteen months depending on the corporate objectives that have or are to be met.

The Company entered into an agreement with IDM Mining (“IDM”) in 2014 to option the Company’s Red Mountain Project. As part of that agreement, IDM has paid the Company $2 million in cash and 4,955,500 common shares of IDM, the fair value of which was $2.5 million. $1 million and the shares were received in 2014 and $1 million was received in 2015. The receipt of cash and shares has been recorded as a gain on the disposition of mineral properties in the year of receipt, as all historical acquisition and exploration costs for the project had been fully recovered through previous option payments and other recoveries. In addition to the initial payments of cash and shares, IDM is obligated to spend $7.5 million on the Red Mountain Project between 2014 and 2017.

In 2015, the Company recorded $2.9 million of other income (2014 - $7.5 million), related to two private placements of flow-through shares it completed in 2014 and 2015. In 2014 the Company issued 1,150,000 flow-through common shares, at $12.00 per share, raising gross proceeds of $13.8 million. The purchase price represented a 29% premium over the market price of the Company’s shares on that date. The premium calculated at the time of the financing, of $3.1 million, was recognized as a liability on the statement of financial position and the balance was recorded as share capital. In 2015, the Company issued 1,610,000 flow-through common shares, at $10.17 per share, raising gross proceeds of $16.4 million at a 22% premium over the market price. The premium calculated at the time of this financing, of $3 million, was recognized as a liability on the statement of financial position and the balance was recorded as share capital. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the two financings and transfer the deductibility of the expenses to the purchasers of the flow-through shares.  The effective date of the renouncement for the 2014 financing was December 31, 2014 and December 31, 2015 for the financing completed in 2015. Based on qualifying expenditures made in 2015, $2.9 million of other income has been recognized in the current year. Of the $2.9 million, $0.9 million related to the remaining premium from the 2014 financing and $2 million related to the amortization of the 2015 premium.

The balance of the premium related to the financing completed in 2015, of $1 million, recorded as a liability on the statement of financial position as at December 31, 2015, will be amortized as the Company incurs qualifying expenditures in 2016.

In 2015 the Company was notified that the remaining option on one of its projects in Nevada, Castle Black Rock, would be foregone. The Company determined that the recoverability of the carrying costs was impaired and charged the statement of operations with the remaining carrying cost of $0.4 million. The Company charged the statement of operations with an impairment of $2.4 million in 2014, related to its Nevada Projects. At December 31, 2015, the Company no longer has any capitalized mineral property value related to these projects.

The Company holds investments in common shares of several mining companies that were received as consideration for optioned mineral properties, and other short-term investments, including one gold exchange traded receipt. These available for sale financial assets are recorded at fair value on the statements of financial position. In 2015, the Company determined that the recoverability of some of its available for sale investments were impaired and recorded a $0.9 million (2014 - $1.2 million) charge to the statement of operations.

Due to the significant influence the Company can exert, through representation on the board of directors and share ownership of one investment the Company holds, it is classified as an associate and accounted for using the equity method. In 2015 the Company recognized a $0.2 million gain (2014 - $0.6 million loss) on the statement of operations for its proportionate share of gains of the associate.

In 2015, the Company recognized income tax expense of $2.7 million (2014 - $5.9 million) primarily related to a deferred tax expense arising due to the renouncement of expenditures related to 2014 and 2015 flow through shares which are capitalized for accounting purposes, offset partially by a deferred tax recovery arising from the loss in the current year.

Quarterly Information
Selected financial information for the last eight quarters ending December 31, 2015 is as follows (unaudited):

Quarterly operating results ($000's)	4th Quarter Ended December 31, 2015	3rd Quarter Ended September 30, 2015	2nd Quarter Ended June 30, 2015	1st Quarter Ended March 31, 2015
Revenue	-	-	-	-
Loss for period	(2,373)	(2,629)	(1,590)	(2,474)
Basic loss per share	(0.05)	(0.05)	(0.03)	(0.05)
Diluted loss per share	(0.05)	(0.05)	(0.03)	(0.05)

Quarterly operating results ($000's)	4th Quarter Ended December 31, 2014	3rd Quarter Ended September 30, 2014	2nd Quarter Ended June 30, 2014	1st Quarter Ended March 31, 2014
Revenue	-	-	-	-
Loss for period	(3,972)	(2,834)	(3,775)	(2,442)
Basic loss per share	(0.08)	(0.06)	(0.08)	(0.05)
Diluted loss per share	(0.08)	(0.06)	(0.08)	(0.05)

Significant activities in 2015 included; evaluating the results of the 2014 exploration and drill program at KSM; establishing and supporting an independent geotechnical review board (“IGRB”) to review and consider the project's tailings management facility and water storage dam; completing a pilot plant evaluation of a new process for the removal of selenium from waters from KSM; and completing the 2015 exploration and drilling program at KSM.

Mineral Interest Activities
During the year ended December 31, 2015, the Company incurred an aggregate of $18.6 million of expenditures related to its mineral interests compared to $31.7 million in 2014.

In both the current and comparative year, the majority of the expenditures were incurred on the KSM project where the Company incurred $18 million of costs (2014 - $30.9 million). Current year spending included drilling, conducting water treatment pilot plant studies and coordinating the work of the IGRB.

Results from the 2014 KSM drill program, analyzed in early 2015, and the 2015 exploration program advanced the project significantly. The 2015 exploration program focused on drilling to confirm the continuity of the mineralized zone below the inferred resources at Deep Kerr Deposit and to drill test the plunge projection of the higher grade central zone of the Mitchell Deposit.  Eight drill holes were completed totalling 10,741 meters.

The 2015 drill results confirmed a major expansion of the Deep Kerr Deposit and culminated in an updated independent mineral resource estimate, reported subsequent to December 31, 2015. The resource estimate points to an inferred resource of 1.01 billion tonnes grading 0.53% copper and 0.35 g/T gold (11.3 million ounces of gold and 11.8 billion pounds of copper). The large, continuous zone appears to be amenable to block cave mining.

Drill results from 2015 also pointed toward a sizeable expansion of the Mitchell Deposit at depth. The size and orientation of the drill intercepts support the potential for an expansion of the cost-effective block cave operation planned for the reserves above the intercepts. The results yielded intercepts of 174 m averaging 0.55 g/T gold and 0.28% copper more than 200 m to the southwest of another intercept of 167 m averaging 0.81 g/T gold and 0.25% copper, which appears to be evidence of an extension of the Mitchell central zone. The mineralogy and textures from drill core suggests a zone of higher-temperature and fluid flow which might indicate that better grades may be in the vicinity but results also showed evidence of faulting which requires further analysis before further drilling is undertaken.

At Courageous Lake, the Company incurred $0.6 million (2014 - $0.9 million) of costs completing analysis of drill target identification, from earlier ground magnetic and very low frequency electromagnetic surveys, as well as costs to maintain the project in good standing. Limited work is planned for 2016 at Courageous Lake as the Company continues to focuses on advancing the KSM Project.

Liquidity and Capital Resources
The Company’s working capital position, at December 31, 2015, was $17.8 million, up from $11.5 million at December 31, 2014. Excluding the flow-through share premium, working capital amounted to $18.7 million at December 31, 2015 and $12.5 million at December 31, 2014. Cash and short-term deposits at December 31, 2015 totaled $15.5 million versus $6.3 million at December 31, 2014. In 2015, the Company closed two financings. A flow-through private placement financing was completed in the second quarter raising gross proceeds of $16.4 million and a non-brokered private placement financing raising gross proceeds of $14.6 million was completed in the fourth quarter. Both financings significantly increased cash and short-term deposits and the Company’s overall working capital.

On April 7, 2015, the Company issued 1,610,000 flow-through common shares, at $10.17 per share, raising gross proceeds of $16.4 million. The purchase price represented a 22% premium over the market price of the Company’s shares on that date. Share issuance costs of $1.0 million were incurred in relation to the offering. The Company has committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the financings and transfer the deductibility to the purchasers of the flow-through shares. As of December 31, 2015, the Company had a remaining commitment to spend $5.5 million, in 2016, on qualifying expenditures.

On October 30, 2015, the Company issued 1,800,000 common shares of the Company, through a non-brokered private placement, at a price of $8.10 per share raising gross proceeds of $14.6 million.

In 2015, the Company collected $4.1 million of refundable provincial tax credits related to exploration expenditures incurred in 2011 at KSM.

On July 22, 2014, the Company issued 1,150,000 flow-through common shares, at $12.00 per share, raising gross proceeds of $13.8 million. The purchase price represented a 29% premium over the market price of the Company’s shares on that date. The Company has committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the financings and transfer the deductibility to the purchasers of the flow-through shares. During 2014 and 2015 the Company incurred the full $13.8 million of qualifying expenditures against the commitment.

During the year ended December 31, 2015, operating activities, including working capital adjustments, used $7.4 million compared to $4.3 million used by operating activities in 2014. Operating activities in the near-term are not expected to deviate significantly from current levels.  Expenditures on mineral interests of $18.6 million excluding recoveries are down from the $31 million spent in 2014 when the Company carried out an extensive exploration and drilling program. In both 2015 and 2014, $1.0 million was received in cash as partial consideration for optioned mineral properties. Also showing a year-over-year variance, the Company raised $0.3 million on the disposition of certain investments versus $2.1 million in the comparative year.

The Company will continue to advance its two major gold projects, KSM and Courageous Lake in order to either sell them or joint venture them towards production with major mining companies.

		Payments due by years
Contractual obligations ($000's)	Total	2016	2017-18	2019-20	After 2020
Mineral interests	7,987	793	2,186	2,404	2,604
Flow-through expenditures	5,451	5,451	-	-	-
Business premises operating lease	187	132	55	-	-
	13,625	6,376	2,241	2,404	2,604

Amounts shown for mineral interests include option payments and mineral lease payments that are required to maintain the Company’s interest in the mineral projects.

Outlook
For 2016 the Company will conduct a further exploration program at KSM that will entail analysis of previous drilling including re-logging to enhance the current resource models and to support on-going engineering and environmental studies. Pending further study of exploration results, the Company will establish whether a 2016 drill program is warranted at KSM. The Company also plans to update the 2012 pre-feasibility study in mid-2016 and to continue permitting activities. Recent drilling results from Deep Kerr Deposit and Mitchell Deposit and in particular its copper mineralization has enhanced the potential to attract the interest of major mining companies to enter into a joint venture arrangement that would allow the Company to move the project closer toward production. While the Company continues to focus on KSM in 2016, limited exploration is planned for the Courageous Lake project.

Internal Controls Over Financial Reporting
The Company’s management under the supervision of the Chief Executive Officer and Chief Financial Officer are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Management evaluated the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2015 using the COSO Internal Control Integrated Framework (2013). Based on that evaluation of the internal controls at December 31, 2015, management has concluded that the Company’s internal controls and procedures are appropriately designed and operating effectively. The registered public accounting firm that audited the Company’s consolidated financial statements have issued their attestation report on management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015.

Changes to Internal Controls Over Financial Reporting
There was no change in the Company’s internal controls over financial reporting that occurred between October 1 to December 31, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures
Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design and operating effectiveness of the disclosure controls and procedures as of December 31, 2015, are appropriately designed and operating effectively. These disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company.

Limitations of controls and procedures
The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Shares Issued and Outstanding
At March 24, 2016, the issued and outstanding common shares of the Company totaled 52,139,626. In addition, there were 3,585,000 stock options granted and 183,250 RSUs outstanding. Assuming the exercise of all outstanding options and RSUs, there would be 55,907,876 common shares issued and outstanding.

Related Party Transactions

The following is a listing of compensation to key management personnel of the Company:

($000’s)	2015	2014
Compensation of directors:
Directors fees	363	316
Services	113	86
Stock-based compensation	283	2,375
	759	2,777

Compensation of key management personnel:
Salaries and consulting fees	3,107	2,170
Stock-based compensation	2,138	4,816
	5,245	6,986
Total remuneration of directors and key management personnel	6,004	9,763

Changes in Accounting Standards Not Yet Adopted
New standards and amendments to standards and interpretations that are relevant to the Company and effective for annual periods beginning on or after January 1, 2016, that have not been applied in preparing these financial statements are:

IAS 1, Presentation of Financial Statements (“IAS 1”) introduces amendments to improve presentation and disclosure in financial statements. The amendments are effective for annual periods beginning on or after 1 January 2016. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The Company does not expect the amendments to have a material impact on the financial statements.

IFRS 9, Financial instruments (“IFRS 9”) introduces new requirements for classification and measurement of financial assets, additional changes to financial liabilities and a new general hedge accounting standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018. Early adoption is permitted and the new standard must be applied retrospectively, with some exceptions. The Company does not expect the standard will have a material impact on the financial statements upon adoption.

Amendments to IFRS 11, Joint Operations (“IFRS 11”) requires business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business and apply prospectively for annual periods beginning on or after January 1, 2016. The Company will adopt the amendments to IFRS 11 in its financial statements for the annual period beginning on January 1, 2016. The Company does not expect the amendments to have a material impact on the financial statements.

IFRS 15, Revenue from contracts with customers (“IFRS 15”) will replace IAS 18 Revenue, IAS 11 Construction contracts, and some revenue-related interpretations. The new standard is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue at either a point in time or over time. The model features a five-step analysis of transactions to determine when and how much revenue should be recognized. New estimates and judgmental thresholds were introduced, which may affect the amount and/or timing of revenue recognized. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The Company does not expect the standard will have a material impact on the financial statements upon adoption.

Amendments to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets state that revenue-based methods of depreciation cannot be used for property, plant and equipment and the amendments in IAS 38 introduce the supposition that the use of revenue-based amortization methods for intangible assets is inappropriate. The Company will adopt the amendments to IAS 16 and IAS 38 in its financial statements for the annual period beginning on January 1, 2016. The Company does not expect the amendments will have a material impact on the financial statements upon adoption.

Critical Accounting Estimates
Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures, the value of stock-based compensation, asset retirement obligations and deferred income tax.  All of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The Company used historical data to determine volatility. However, the future volatility is uncertain.

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

The provision for asset retirement obligations is the best estimate of the present value of the future costs of reclaiming the environment that has been subject to disturbance through exploration activities or historical mining activities. The Company uses assumptions and evaluates technical conditions for each project that have inherent uncertainties, including changes to laws and practices and to changes in the status of the site from time-to-time. The timing and cost of the rehabilitation is also subject to uncertainty. These changes, if any, are recorded on the statement of financial position as incurred.

The Company has net assets in Canada and the United States and files corporate tax returns in each. Deferred tax liabilities are estimated for tax that may become payable in the future. Future payments could be materially different from our estimated deferred tax liabilities. We have deferred tax assets related to non-capital losses and other deductible temporary differences. Deferred tax assets are only recognized to the degree that it shelters tax liabilities or when it is probable that we will have enough taxable income in the future to recover them.

Risks and Uncertainties
The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

Forward Looking Statements
The consolidated financial statements and management’s discussion and analysis contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.